UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 333-216868
CUSIP NUMBER 12545Y102

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period ended: April 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Chee Corp.

Full Name of Registrant

Former Name if Applicable

1206 East Warner Road, Suite 101-I

Address of Principal Executive Office (Street and number):

Gilbert, Arizona 85296

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Chee Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2021, within the prescribed time period without unreasonable effort or expense. Management of the Company requires additional time to complete the preparation of the unaudited financial statements for the three months ended April 30, 2021, as well as the other information required to be included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2021.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Stephen R. Boatwright, Esq.	602	530-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company underwent a change in control transaction effective September 4, 2020. In conjunction therewith, new management of the Company terminated the Company’s prior business operations, as a result of which business operations through September 30, 2020, were accounted for as discontinued operations.

For the three months ended April 30, 2020, the Company previously reported a net loss of $7,192, which consisted primarily of general and administrative costs.

For the three months ended April 30, 2021, the Company currently expects to report a substantially increased net loss of approximately $165,000, consisting primarily of general and administrative costs, including, in particular, compensation to officers, directors, affiliates and other related parties of approximately $96,000.

Chee Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 14, 2021	By:	/s/ Rick Gean
Rick Gean CFO, Secretary, and Treasurer